CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

03045356

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

DEC 18 2003

December 18, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated December 11, 2003, announcing an extraordinary general shareholders' meeting.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

Grupo Financiero

BBVA Bancomer

GFBB CALLS TO EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

Mexico City, December 11, 2003

By resolution of the Board of Directors of GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. and based on articles 182, 183 and other applicable articles of the Business Corporations Law (Ley General de Sociedades Mercantiles), as well as on the provisions of articles fifteen, sixteen, seventeen and other applicable articles of the company by-laws, shareholders are called to an extraordinary shareholders' meeting to be held January 7, 2004 at 10:30 a.m. at Avenida Universidad 1200, Colonia Xoco, 03339, Mexico City, to discuss the following agenda:

I. Proposal, discussion and approval, if be the case, to reform company by-laws, in order to comply with the guidelines called "Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores," issued by the National Banking Commission (CNBV) and published in the Official Gazette on March 19, 2003.

II. Appointment of special delegates to formalize and enforce the resolutions approved by the shareholders' meeting.

To validate their right to attend the shareholders' meeting, shareholders and/or their proxies must present at the office of the Secretary of the Board of Directors (Avenida Universidad 1200, Colonia Xoco, 03339, Mexico City, customer service area), by no later than January 5, 2004, certificates of shares deposited in custody issued by the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, along with the list of owners of such shares, pursuant to Article 78 of the Securities and Exchange Regulation (Ley del Mercado de Valores). Upon delivery of the aforementioned documents, the Secretary will issue to interested parties their entry pass to the shareholders' meeting, stating the name of the shareholder and/or his/her proxy, as well as the number and series of the respective shares.

Shareholders are entitled to be represented at the meeting by their proxies, through power of attorney granted in the forms prepared by this company, in accordance with the terms and requirements provided for in the corporate by-laws and in the Legislation regarding Financial Groups (Ley para Regular las Agrupaciones Financieras). Shareholders' proxies may pick up these forms starting today at the offices of the company's Secretary of the Board of Directors at the address mentioned above.

The aforementioned documents must be delivered to the offices of the company's Secretary of the Board of Directors from Monday to Friday between 9:00 a.m. and 5:00 p.m., on business days, as of the date this notice is published and up to January 5, 2004.

Pursuant to the Legislation regarding Financial Groups, the documents and information related to the matters to be discussed at the shareholders' meeting are available to the shareholders and/or their proxies from the date this notice is published at the offices of the company's Secretary of the Board of Directors located at the address previously mentioned.

LUIS ROBLES MIAJA
Secretary of the Board of Directors

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., y con fundamento en los artículos 182, 183 y demás aplicables de la Ley General de Sociedades Mercantiles, así como por lo dispuesto en los artículos decimoquinto, decimosexto, decimoséptimo y demás aplicables de los estatutos sociales, se convoca a los accionistas de la sociedad a la ASAMBLEA GENERAL EXTRAORDINARIA que se celebrará el día 7 de enero del año 2004 a las 10:30 horas, en el inmueble marcado con el número 1200 de Avenida Universidad, Colonia Xoco, 03339 México, Distrito Federal, para tratar y resolver los asuntos contenidos en el siguiente:

ORDEN DEL DIA

I.- Proposición, discusión y aprobación, en su caso, para reformar diversos artículos de los estatutos sociales, para dar cumplimiento a lo establecido en las "Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores", expedidas por la Comisión Nacional Bancaria y de Valores y publicadas en el Diario Oficial de la Federación el 19 de marzo de 2003 y;

II.- Designación de delegados especiales para formalizar y dar cumplimiento a las resoluciones que adopte la Asamblea.

Para acreditar su derecho a asistir a la asamblea, los accionistas y/o sus representantes deberán entregar en la Secretaría del Consejo de Administración (Avenida Universidad número 1200, Colonia Xoco, 03339 México, Distrito Federal, área de atención al público), a más tardar el día 5 de enero del año 2004, las constancias de depósito de acciones que expida la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, junto con el listado de titulares de dichos valores, en los términos del artículo 78 de la Ley del Mercado de Valores. Contra entrega de la mencionada documentación, el Secretario expedirá a los interesados los pases de ingreso a la asamblea, indicando el nombre del accionista y/o su representante, así como el número y serie de acciones respectivos.

Los accionistas podrán hacerse representar en la asamblea por apoderado constituido mediante poder otorgado en los formularios que ha elaborado esta sociedad, en los términos y con los requisitos que se establecen en los estatutos sociales y en la Ley para Regular las Agrupaciones Financieras. Dichos formularios están a disposición de los representantes de los accionistas a partir de esta fecha, en las oficinas de la Secretaría del Consejo de Administración de la sociedad, ubicadas en el domicilio antes señalado.

La documentación antes mencionada deberá ser entregada en la Secretaría del Consejo de Administración de la sociedad, en horario de lunes a viernes, de 9:00 a 17:00 horas, en días hábiles, a partir de la publicación de la presente convocatoria y hasta el 5 de enero del año 2004.

En términos de lo establecido en la Ley para Regular las Agrupaciones Financieras, la documentación e información relacionada con los temas a tratar en la asamblea, están a disposición de los accionistas y/o sus representantes, a partir de la publicación de la presente convocatoria en la Secretaría del Consejo de Administración de la sociedad, ubicada en el domicilio antes señalado.

México D.F., a 11 de diciembre de 2003.

LIC. LUIS ROBLES MIAJA
SECRETARIO DEL CONSEJO DE ADMINISTRACION